United States securities and exchange commission logo





                            November 9, 2022

       Ross Levinsohn
       Chief Executive Officer
       Arena Group Holdings, Inc.
       200 Vesey Street
       24th Floor
       New York, New York 10281

                                                        Re: Arena Group
Holdings, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed April 1, 2022
                                                            File No. 001-12471

       Dear Ross Levinsohn:

              We have reviewed your October 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 30, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 31

   1. We note in your response to prior comment 1 of our letter dated August 19, 2022 that you state "Regarding
subscription renewals, the Company tends to focus on total subscription revenue rather than the
actual number of subscribers and renewal rates." Please clarify how management uses the
actual number of subscribers and renewal rates to manage and assess the performance
of your business. Describe any known trends with respect to the actual number of
subscribers and renewal rates that have had or are reasonably likely to have a material effect
on revenue or income from continuing operations.
 Ross Levinsohn
Arena Group Holdings, Inc.
November 9, 2022
Page 2
Use of Non-GAAP Financial Measures, page 35

2. In order to help us further evaluate your response to prior comment 2, please explain how
         you are "able to reasonably estimate the cost of a normal year   s
compliance with
         Exchange Act reporting requirements related to periodic reports". Describe how you were able to objectively make these estimates and indicate whether the adjustments for periodic filing expenses were in excess of the cost of a normal year's compliance.
Item 15. Exhibits, Financial Statement Schedules, page 43

3. We continue to evaluate your response to prior comment 3 and may have additional comments.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Subscription Acquisition Costs, page F-20

4. Your response to prior comment 5 indicates that you believe that the commissions paid on renewal are not commensurate with the initial commissions because the renewal commission is less than the amount paid for the initial contract. Please revise your disclosure to indicate how the initial commission is attributed to the amount of amortization expensed as each magazine is delivered. We refer you ASC 340-40-35-1.
5. Your response to prior comment 7 indicates that you have now concluded that the direct mail costs are not capitalizable because if the subscriber did not enter into the contract you would still incur the costs of the subcontracted third-party. Please quantify the amount of direct mail costs capitalized and amortized for each period presented. Explain how you considered the guidance in ASC 250-10-50.
       You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRoss Levinsohn                              Sincerely,
Comapany NameArena Group Holdings, Inc.
                                                              Division of
Corporation Finance
November 9, 2022 Page 2                                       Office of
Technology
FirstName LastName